Exhibit 4.11
Addendum
to the
Integration Agreement
between
Norsk Hydro ASA (“Hydro”)
and
Statoil ASA (“Statoil”)
This addendum to the Integration Agreement (the “Integration Agreement”) concerning the merger of Hydro’s petroleum activities with Statoil (the “Merger”) is entered into between Hydro and Statoil.
1.	INFORMATION AND VERIFICATION
Hydro and Statoil has, in accordance with clause 3 of the Integration Agreement, conducted a due diligence review to verify the Information Assumption.
The due diligence review is governed by a separate agreement dated 25 January 2007.
The due diligence review was completed on 27 January in Stavanger.
2.	CHANGE OF FINANCIAL CONDITIONS FOR THE MERGER
Clause 2.4, third paragraph, sub-clause (i) of the Integration Agreement shall be amended as follows:
(i)	Hydro’s Petroleum Activities shall be allocated a Net Interest-bearing Debt (as defined in Annex 2) of NOK 1 000 000 000 (one billion) as per 1 January 2007.
Clause 2.4, third paragraph, sub-clauses (ii) - (v), shall remain unchanged.
3.	OTHER CONDITIONS FOR THE MERGER
The Parties confirm by the entering into of this addendum to the Integration Agreement that the due diligence review which were to be completed in accordance with clause 3 of the Integration Agreement, has been concluded.
Except for what follows from the above clauses, all other conditions in the Integration Agreement regarding the Merger shall remain unchanged.

Oslo, 30 January 2006 [sic]

/s/ Helge Lund	/s/ Eivind Reiten

For Statoil ASA	For Norsk Hydro ASA

Helge Lund	Eivind Reiten

CEO	CEO